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                                                                                              Exhibit 12(c)

                     Entergy Louisiana, Inc.
     Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                              December 31,
                                                 1991        1992         1993         1994         1995          1996
Fixed charges, as defined:
  Interest on long-term debt                    $158,816     $128,672     $124,633     $124,820     $124,507      $117,609
  Interest on notes payable                         --            150          898        1,948        1,932         2,143
  Other interest charges                           5,924        5,591        5,706        4,546        5,278         4,795
  Dividends on preferred securities of
    subsidiary trust                                                                                                 2,870
  Amortization of expense and premium on
     debt - net(cr)                                3,282        7,100        5,720        5,130        5,184         4,995
  Interest applicable to rentals                  11,381        9,363        8,519        8,332        9,332        10,601
                                                --------------------------------------------------------------------------
Total fixed charges, as defined                  179,403      150,876      145,476      144,776      146,233       143,013

Preferred dividends, as defined (a)               41,212       42,026       40,779       29,171       32,847        28,234
                                                --------------------------------------------------------------------------
Combined fixed charges and preferred
  dividends, as defined                         $220,615     $192,902     $186,255     $173,947     $179,080      $171,247
                                                ==========================================================================
Earnings as defined:

  Net Income                                    $166,572     $182,989     $188,808     $213,839     $201,537      $190,762
  Add:
    Provision for income taxes:
      Federal and State                            8,684       36,465       70,552       79,260      114,665        97,169
    Deferred Federal and State - net              67,792       51,889       43,017       21,580        8,148        27,237
    Investment tax credit adjustment - net         8,244       (1,317)      (2,756)     (37,552)      (5,699)       (5,847)
    Fixed charges as above                       179,403      150,876      145,476      144,776      146,233       143,013
                                                --------------------------------------------------------------------------
Total earnings, as defined                      $430,695     $420,902     $445,097     $421,903     $464,884      $452,334
                                                ==========================================================================
Ratio of earnings to fixed charges, as defined      2.40         2.79         3.06         2.91         3.18          3.16
                                                ==========================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                    1.95         2.18         2.39         2.43         2.60          2.64
                                                ==========================================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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